  Exhibit 99.1

Fury Intersects Gold Bearing Structure 660 Metres Down Plunge at Eau Claire; Moves Second Drill to
Exploration Program

Vancouver & Toronto, Canada –January 25, 2021 – Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) (“Fury” or the “Company”) is pleased to announce results from its first exploration drill hole (B1 (20EC-006)) targeting a 660-metre (m) extension from the known resource at the Eau Claire deposit located in the Eeyou Istchee Territory in the James Bay region of Quebec (Figure 1). The drill hole intercepted 3m of 2.59 g/t gold within a broader interval of 8m of 1.21 g/t gold at a drill depth of 643m to 651m (Table 1). Importantly, the gold mineralization encountered was associated with quartz-tourmaline veining and amphibole alteration, which is consistent with mineralization within the defined resource at the Eau Claire deposit (Figure 2).

“We are very pleased to have hit gold mineralization in our first significant step-out as it provides an exciting indication that we could see strong resource growth at Eau Claire,” commented Mike Timmins, President and CEO of Fury. “The market has waited a long time for this hole to be drilled and it is an example of one of the many ways the team at Fury intends to identify and deliver growth across the platform.”

Result Significance and Next Steps
The gold mineralization encountered in drill hole B1 is believed to represent a significant extension of the Eau Claire deposit, 660m down plunge, based on stratigraphic position and the style of mineralization and alteration encountered. The interval of 3m of 2.59 g/t gold is above Eau Claire’s cut-off grade1, which was used in the 2018 resource and Preliminary Economic Assessment2 and demonstrates that the down plunge extension to the deposit has the potential to substantially expand the resource.

Fury plans to move a second drill to the exploration program to test target areas A and C (Figures 1 and 3) in addition to continuing drilling at target area B. This will allow the Company to aggressively pursue high-grade mineralization within the target areas.

“The results from hole B1 indicate that the deposit can extend significantly down plunge. Our plan to move a second rig onto the exploration phase of the drill program is based on our increased confidence in our targeting as we look to rapidly define the ultimate size potential of the Eau Claire deposit,” commented Michael Henrichsen, SVP, Exploration of Fury.
Figure 1: Illustrates the position of the 660m down plunge step out drill hole B1 (20EC-006) at the Eau Claire deposit. The pierce point of hole B1 is at the uppermost region of the projected plunge of the deposit. Drill hole B2 is in progress and is currently approaching target depth.

Table 1: B1 (20EC-006) Significant Intercepts.
Hole ID	From	To	Length (m)	Au (g/t)
20EC-006	643	651	8	1.21
	648	651	3	2.59
	835	839	4	0.32
Main intervals - no less than 2m of >= 0.25 g/t Au, maximum consecutive dilution 2m; Sub-intervals - no less than 1m of >= 1 g/t Au, maximum consecutive dilution 2m

Analytical samples were taken by sawing NQ diameter core into equal halves on site and sent one of the halves to Actlabs in Val d’Or, QC for preparation and then to Actlabs in Thunder Bay, ON for analysis. All samples are assayed using 50 g nominal weight fire assay with atomic absorption finish (1A2B-50) and multi-element four acid digest ICP-AES/ICP-MS method (1F2). Where 1A2B-50 results were greater than 5 ppm Au the assay were repeated with 50 g nominal weight fire assay with gravimetric finish (1A3-50). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good.
Figure 2: Illustrates the comparison of mineralization intersected in drill hole B1 (20EC-006) to typical mineralization from the 450 zone in the Eau Claire deposit.

Exploration Rationale for Down Plunge Targets
The exploration drilling program has moved from proof of concept to the process of identifying and characterizing high-grade plunging zones of mineralization. Targets A, B and C were defined, in part due to periodicity of high-grade shoots observed within the Eau Claire deposit, occurring at approximately 500m intervals (Figures 1 and 3). Target rationale moving forward is presented below:

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Target A is situated 100m to 300m down plunge from the limit of the current resource, which is defined by a subset of 200,000 ounces of 12 g/t gold (Figure 4). This target has the potential to duplicate the high-grade nature observed in the eastern portion of the defined resource and is supported by historical drilling 200m vertically above of 1m of 12.6 g/t, 2.5m of 4.4 g/t, and 2.5m of 3.9g/t gold respectively in an area interpreted to be above the overall plunge of the deposit.

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Target B is situated 500m to 700m down plunge from the limit of the current resource. The intersection of drill hole B1 is interpreted to have intersected the upper margin of the plunge of the Eau Claire deposit (Figures 1 and 3); a subsequent test (B2), 200m vertically beneath the B1 hole is currently underway and is approaching target depth of 800m to 900m. Drill hole B2 will intersect the middle of the target area where the potential for higher grade mineralization is expected based on the distribution of high grade within the Eau Claire deposit.

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Target C is situated 800m to 1,000m down plunge from the limit of the current resource. The planned drill array represents a 700m to 900m down dip extension from the historical drilling above the target area. This target is believed to be at the intersection of the Eau Claire and Snake Lake structures, both of which are characterized by high-grade mineralization (Figure 5).

Figure 3: Illustrates the drill arrays for targets A, B, and C on the 1 km down plunge extension of the Eau Claire deposit. Target C is designed to test the structural intersection between the high-grade Eau Claire and Snake Lake structures.

Figure 4: Illustrates the position of the Target A drill holes that will test the down plunge extension of 200,000 oz. at 12g/t gold.

Figure 5: Illustrates in cross-section the drill array for target C that is testing the structural intersection between the Snake Lake and Eau Claire high-grade structures.

David Rivard, P.Geo, Exploration Manager at Fury, is the Qualified Person who assumes responsibility for the technical disclosures in this press release.

About Fury
Fury Gold Mines Limited is a Canadian-focused exploration and development company positioned in three prolific mining regions across the country. Led by a management team and board of directors with proven success in financing and developing mining assets, Fury will aggressively grow and advance its multi-million-ounce gold platform through project development and potential new discoveries. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:
Salisha Ilyas, Vice President, Investor Relations
Tel: (778) 729-0600
Email: info@furygoldmines.com
Website: www.furygoldmines.com

Forward Looking Information and Additional Cautionary Language
This release includes certain statements that may be deemed contains "forward-looking information" within the meaning of applicable securities laws. "forward-looking statements". Forward-looking information is information that includes implied future performance and/or forecast information. Forward-looking statements information in this release reflects management's current estimates, predictions, expectations or beliefs regarding future events. Specific forward-looking information contained in this release, includes information relating to: Fury's exploration drill programs at its Eau Claire deposit, including with respect to the potential resources in Targets A, B and C; Fury’s growth plans; and the future and growth and development of Fury’s mineral properties.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking information reflects the beliefs, opinions and projections on the date such statements are made and are based on a number of assumptions and estimates that, while considered reasonable at the time, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such assumptions, which may prove to be incorrect, include: general economic and industry growth rates; the Company's budget, including expected costs and the assumptions regarding market conditions; the Company's ability to raise additional capital to proceed with its exploration, development and operations plans; the Company's ability to obtain or renew the licenses and permits necessary for its current and future operations; and the Company's assumptions around the impact of the COVID-19 pandemic. Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct.

Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements, including risks relating, but not limited, to: the COVID-19 pandemic; the future price of minerals, including gold and other metals; and the success of the Company's exploration and development activities. Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2019 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company's registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov. Readers should not place undue reliance on forward-looking information, which speak only as of the date made. The forward-looking information and statements contained in this press release represent the Company's expectations as of the date of this press release or the date indicated. The Company disclaims any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities law.

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1 Eau Claire’s underground cut-off grade of 2.5 g/t gold are based on a gold price of US$1,250 per ounce as per the technical report entitled “Technical Report, Updated Mineral Resource Estimate and Preliminary Economic Assessment on the Eau Claire Gold Deposit, Clearwater Property, Quebec, Canada” dated effective February 4, 2018, prepared by Eugene Puritch, P.Eng., FEC, CET, Antoine Yassa, P.Geo., Andrew Bradfield, P.Eng., Allan Armitage, Ph.D., P.Geo., which can be found on Eastmain Resources Inc.’s profile at www.sedar.com ..
2 See the technical report entitled “Technical Report, Updated Mineral Resource Estimate and Preliminary Economic Assessment on the Eau Claire Gold Deposit, Clearwater Property, Quebec, Canada” dated effective February 4, 2018, prepared by Eugene Puritch, P.Eng., FEC, CET, Antoine Yassa, P.Geo., Andrew Bradfield, P.Eng., Allan Armitage, Ph.D., P.Geo., which can be found on Eastmain Resources Inc.’s profile at www.sedar.com .

www.furygoldmines.com